Exhibit 3.1



AMENDMENT OF THE ARTICLES OF ASSOCIATION OF:

United Pan-Europe Communications N.V.
having its official seat in Amsterdam.

EXECUTED TEXT
Dated 17 March 2000.

Article 4 paragraphs 1 and 2 read as follows:

1. The authorised capital amounts to one billion three hundred and fifty-three million euro (EUR 1,353,000,000.--).

2.   It is divided into:

     - six hundred million (600,000,000) ordinary shares A with a nominal value of one euro (EUR 1.--) each;

     - three hundred million (300,000,000) ordinary shares B with a nominal value of one eurocent (EUR 0.01) each;

     - three hundred (300) priority shares with a nominal value of one euro (EUR 1.--) each;

     - one hundred forty-nine million nine hundred ninety-nine thousand seven hundred (149,999,700) preference shares A with a nominal value of one euro (EUR 1.--) each; and

     - six hundred million (600,000,000) preference shares B with a nominal value of one euro (EUR 1.--) each.


Article 8 paragraph 1 reads as follows:

3. The price and further conditions of issuance shall be determined in the resolution to issue shares. The issue price of ordinary shares A, priority shares, preference shares A and preference shares B may be no lower than par value, without prejudice to the provision of article 80 paragraph 2, Book 2 of the Civil Code.

     The issue price of ordinary shares B may be no lower than one euro (EUR 1.- -).


Article 11 paragraph 3, last sentence reads as follows:

     In case of cancellation shall on ordinary shares B be paid, to the extent possible, the nominal amount of these shares increased by an amount of ninety-nine eurocents (EUR 0.99) at the charge of the company's share premium reserve or, provided the shareholder concerned agrees, at the charge of another reserve of the company.



                                     -*-*-

                                       2